Acacia Research Corporation

500 Newport Center Drive

Newport Beach, CA 92660

July 27, 2012

VIA EDGAR CORRESPONDENCE

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Patrick Gilmore, Accounting Branch Chief

Re:	Acacia Research Corporation
Form 10-K for the Fiscal Year Ended December 31, 2011
Filed February 29, 2012
Form 10-K/A for the Fiscal Year Ended December 31, 2011
Filed March 28, 2012
Form 10-Q for the Quarterly Period Ended March 31, 2012
Filed April 27, 2012
File No. 000-26068

Dear Mr. Gilmore:

Set forth below are the responses of Acacia Research Corporation (“we,” “our” or “us”) to Staff comments made by letter dated July 10, 2012 (the “Comment Letter”), in connection with the Form 10-K for the Fiscal Year Ended December 31, 2011 Filed February 29, 2012 (the “Form 10-K”), Form 10-K/A for the Fiscal Year Ended December 31, 2011 Filed March 28, 2012 and Form 10-Q for the Quarterly Period Ended March 31, 2012 Filed April 27, 2012 (the “Form 10-Q”). The Company’s responses are preceded by a reproduction of the corresponding Staff comments as set forth in the Comment Letter, and each response contains a reference to the page number(s), as applicable, where the responsive information may be found in the Form 10-K or the Form 10-Q as applicable.

Form 10-K for the Fiscal Year Ended December 31, 2011

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Consolidated Results of Operations, page 34

Revenues, page 34

1.	We note your response to prior comment 2 but continue to believe that quantification of the dollar amount of each source of material change is necessary for investors to understand the significance of each factor that contributed to your revenue increase in fiscal years 2011 and 2010. In this regard, it is unclear how much of the 40% increase in revenues in fiscal year 2011 and the 96% increase in revenues in fiscal year 2010 were attributable to the average revenue per executed agreement. The disclosure should provide appropriate quantitative context regarding the period-to-period fluctuations and explain the extent to which each material factor contributed to the revenue increase in each fiscal year. Further, to the extent that fluctuations in the average revenue per agreement have been and continue to be a material trend, quantitative disclosure should be provided if reasonably available and the impact of this measure should be discussed. Please see Section III.B.3 of SEC Release 33-8350.

Company Response: We note the Staff’s position as described above, and in future filings we will enhance disclosures to include the quantification of average revenue per agreement and quantification of the extent to which average revenue per agreement or other material factors contributed to fluctuations in revenues period to period.

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2.	In your response to prior comment 5 you indicate that reference to revenues from non-litigation on recent conference calls was intended to provide information to investors regarding the fluctuations in contingent legal fees in relation to revenues and the impact on margins. Your disclosure in note (b) on page 36 indicates that the increase in contingent legal fees expense in fiscal year 2011 compared to fiscal year 2010 was greater than the increase in revenues primarily due to a higher percentage of revenues recognized in fiscal year 2010 having no corresponding contingent legal fee arrangement obligations, and in the aggregate, lower contingent legal fee rates associated with the portfolios generating revenues in fiscal year 2010. In the fourth quarter 2011 conference call management indicates that in 2011 the percentage of revenues generated from non-litigating licensing agreements grew to 25% of total revenues from 20% in the prior year and that this has an accretive impact on margins given that legal fees have been 19% to 20% of gross revenues on average. Please reconcile for us the disclosure in your Form 10-K with management statements in the earnings conference call. Please tell us, using the periods presented in the 10-K as the basis for your response, and in future filings disclose the following:

•	the amount of revenues from non-litigating license arrangements;
•	the amount of revenues subject to contingent legal fee arrangements, if this differs from the amount of non-litigating revenues;
•	the impact the increasing percentage of non-litigating licensing arrangements has on margins, including a description of how you define margins;
•	the impact, in quantified terms if reasonably available, of the aggregate changes in contingent legal fee rates on contingent legal fees expense; and
•	any material trends with respect to non-litigating license arrangements and average contingent legal fee rates.

Refer to Item 303(a) of Regulation S-K and Section III.B SEC Release 33-8350.

Company Response: We respectfully submit that the reference to revenues from litigation versus non – litigation is not a metric used by management to drive or manage our licensing and enforcement business. In addition, to a large extent, due to a number of external factors primarily related to our inability to dictate, control or accurately anticipate the behavior of potential infringers of our patented technologies, we have a limited ability to control whether revenues are ultimately derived from litigation versus non-litigation. Revenues from litigation versus non-litigation was used primarily as a qualitative reference point on the conference call in connection with our discussion of the factors contributing to the reduced level of contingent legal fees relative to the increase in revenues for the periods being discussed on the conference call. The reference was meant to indicate that in some circumstances we are able to execute agreements with licensees early in a licensing program and reduce or eliminate contingent legal fee expense obligations with respect to the revenues generated from those early agreements.

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In addition, we respectfully submit that there is a high level of subjectivity associated with categorizing revenues as derived from litigation versus non-litigation. For example, in revisiting the 20% for fiscal year 2010 referenced on the conference call in connection with our response to the Staff’s comment #2 above, we determined that our initial recollection of 20% for 2010 (as mentioned on the conference call) was derived differently than the 2011 amount of 25%. Using the same methodology with respect to 2010 and 2011 would yield a percentage closer to 50% for 2010, which reconciles and explains the disconnect noted in the Staff’s comment #2 above. This highlights the subjectivity associated with any categorization of revenues between litigation versus non-litigation. Further, in certain circumstances it is not possible to break out revenues from a specific agreement between litigation revenues and non-litigation revenues. For example, we may file litigation with respect to only a subset of patents that are ultimately licensed under a specific patent license and settlement agreement for a lump sum amount. In these scenarios, it would not be possible to reasonably categorize revenues between litigation revenues and non-litigation revenues. Additionally, in certain instances revenues generated without litigation have contingent legal fee obligations, and therefore a corresponding impact on contingent legal fee expense.

For these reasons, we are of the view that categorization of revenues as derived from litigation versus non-litigation is not the applicable or most useful measure to reference for purposes of understanding and explaining period-to-period fluctuations in contingent legal fees expense.

Alternatively, we respectfully submit that a preferred approach for describing and quantifying the fluctuation in contingent legal fee expense period-to-period may be to focus on the components of the change in contingent legal fee expense period to period, with reference to the impact of changes in contingent legal fee rates, the impact of changes in revenues and the impact of the change in revenues subject to contingent legal fees and not subject to contingent legal fees, and any other relevant and quantifiable factors. We believe this would provide a more direct quantitative measure and illustration of the impact of each factor contributing to fluctuations in contingent legal fee expense in the current period(s) relative to the comparable prior year period(s).

Using this approach, with reference to the periods included in our 2011 Form 10-K, a summary of the main drivers of the change in contingent legal fees expense was as follows:

	2011 vs. 2010	2010 vs. 2009

Increase (decrease) in contingent legal fee rates	8,642	(3,673)
Increase in total revenues	10,915	15,768
Decrease (increase) in revenues without contingent legal fee obligations	5,592	(8,134)

Total change in contingent legal fees expense (1)	25,149	3,961

(1)	Includes inventor royalties and contingent legal fees associated with the verdict insurance proceeds received, as referenced on page 36 of our 2011 Form 10-K.

We believe the approach above provides for a more direct quantitative measure and illustration of the impact of the various factors contributing to the fluctuations in contingent legal fees in relation to revenues period to period and provides investors with quantifiable information on the impact of each factor on the change and quantification of the impact on the periodic results provided in our Form 10-K and Form 10-Q.

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We respectfully submit that the reference to average margins on our conference calls is made to provide a reference point for conference call participants with respect to the interaction of revenues, contingent legal fees expense and inventor royalty expense period to period. The foregoing is a non-GAAP quantitative reference point that we do not refer to in our periodic filings with the SEC. The approach to quantifying the impact of factors contributing to the fluctuation in contingent legal fees in relation to revenues period to period as described above provides the quantitative impact of the various factors contributing to the fluctuations in contingent legal fees expense on GAAP operating income (loss) and net income (loss), which are the GAAP based measures referred to in our 10-Ks and 10-Qs.

3.	In your response to prior comment 6 you indicate that you disclose on pages 35 and 36 the calculations of inventor royalties as a percentage of related revenues to provide additional information about the fluctuations in inventor royalties in relation to revenues and the fluctuation in revenues period-to-period, including specific information regarding the key drivers of the period-to-period fluctuation in inventor royalties. While your disclosure provides some information with respect to the relationship between inventor royalties and aggregate revenues, it does not sufficiently address the relationship between inventor royalties and the associated revenue stream (revenues subject to inventor royalty arrangements), which would appear to be a key driver in period-to-period fluctuations, or the impact of changes in this relationship on margins. Please tell us, using the periods presented in the 10-K as the basis for your response, and in future filings disclose the following:

•	the amount of revenues from arrangements subject to inventor royalty obligations;
•	the impact of fluctuations in the percentage of revenue subject to inventor royalty obligations arrangements on margins;
•	the impact, if reasonably available, the changes in average inventor royalty rates had on inventor royalties expense; and
•	any material trends with respect to the relative percentage of revenues subject to inventor royalties and average inventor royalty rates.

Refer to Item 303(a) of Regulation S-K and Section III.B SEC Release 33-8350.

Company Response: We respectfully submit that a preferred approach for describing and quantifying the fluctuation in inventor royalty expense period-to-period may be to focus on the components of the change in inventor royalty expense period to period, with reference to the impact of changes in inventor royalty rates, the impact of changes in revenues and the impact of the change in revenues subject to inventor royalties and not subject to inventor royalties, and any other relevant and quantifiable factors. We believe this would provide a more direct quantitative measure and illustration of the impact of each factor contributing to fluctuations in inventor royalty expense in the current period(s) relative to the comparable prior year period(s).

Using this approach, with reference to the periods included our 2011 10-K, a summary of the main drivers of the change in inventor royalty expense is as follows:

	2011 vs. 2010	2010 vs 2009

(Decrease) in inventor royalty rates	(4,578)	(564)
Increase in total revenues	16,520	20,546
Decrease (increase) in revenues without inventor royalty obligations	6,189	(12,829)

Total change in inventor royalty expense (1)	18,131	7,153

(1)	Includes inventor royalties associated with the verdict insurance proceeds received, as referenced on page 36 of our 2011 Form 10-K. 2010 amounts include the impact of $3.2 million of noncontrolling interests, as referenced on page F-7 of our 2011 Form 10-K.

We believe the approach above provides for a more direct quantitative measure and illustration of the impact of the various factors contributing to the fluctuations in inventor royalty expense in relation to revenues period to period and provides investors with quantifiable information on the impact of each factor on the change and quantification of the impact on the periodic results provided in our Form 10-Ks and Form 10-Qs.

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We respectfully submit that the reference to average margins on our conference calls is made to provide a reference point for conference call participants with respect to the interaction of revenues, contingent legal fees expense and inventor royalty expense period to period. The foregoing is a non-GAAP quantitative reference point that we do not refer to in our periodic filings with the SEC. The approach to quantifying the impact of factors contributing to the fluctuation in inventor royalty expense in relation to revenues period to period as described above provides the quantitative impact of the various factors contributing to the fluctuations in inventor royalties expense on GAAP operating income (loss) and net income (loss), which are the GAAP based measures provided and referred to in our 10-Ks and 10-Qs.

Consolidated Financial Statements

Note 10. Income Taxes, page F-16

4.	In your response to prior comment 8 you indicate that do not have any material foreign operations and have not recognized any revenues from foreign operations historically. You conclude that you will provide additional disclosures in future filings reflecting revenues attributed to customers outside of the U.S., if any. Regarding the payment received from the Korean location in the first quarter of 2011, please clarify for us whether you consider this to be revenues attributed to a customer located outside of the U.S. In your response, identify for us the licensee and domicile of the entity executing the licensing arrangement, quantify the gross licensing amount, and describe how you considered this in the evaluation. Please provide us with a similar analysis as it relates to foreign withholding taxes paid during the quarter ended March 31, 2012.

Company Response: We respectfully submit that we received the revenues in the first quarter of 2011 ($45,000,000) and the first quarter of 2012 ($53,333,000), as referenced in the Staff’s comment #4 above, from Samsung Electronics Co., Ltd., a corporation domiciled in the Republic of Korea, pursuant to two separate licensing agreements executed during the respective quarters. Samsung Electronics Co., Ltd. executed both agreements. The foreign withholding taxes for the same periods relate to these payments from Samsung Electronics Co., Ltd.

In our evaluation, we considered the above factors along with the following:

•	While there are some foreign rights included in the agreements, the rights granted primarily relate to U.S. patents for infringement occurring primarily in the United States. The majority of the revenues recognized relate to infringing activities in the United States.

•	Samsung was primarily identified with respect to its infringing activities in the United States.

•	Samsung has affiliates and a physical presence both in the United States and outside of the United States.

•	It was our preference to have the agreement executed and have the payment made by a U.S. affiliate of Samsung.

•	It is our understanding that Samsung had the ability to make the payment from its U.S. subsidiary or affiliate, but chose to make the payment under the agreement from its foreign corporate parent for internal strategic / planning reasons.

•	The revenues were not generated from foreign operations of ours, or as a result of our activities physically conducted in the foreign jurisdiction. The revenues were generated from a licensee that has a significant presence inside and outside of the United States.

In this regard, upon completing our evaluation we concluded that there was reasonable support for not classifying Samsung as a customer outside the United States. Notwithstanding the above considerations, to the extent that the licensee directed its foreign parent, domiciled outside of the United States, to execute the agreement and make the payment to us, and to the extent the Staff believes a more technical application of the disclosure requirements is required in these circumstances, in future filings we will disclose the amounts as amounts attributed to customers outside of the United States.

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We acknowledge that:

•	we are responsible for the adequacy and accuracy of the disclosure in the filing;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions regarding the responses set forth herein, or require any additional information, please do not hesitate to contact me at (949) 480-8300, or Mark Skaist, the Company’s legal counsel, at (949) 725-4117.

Very truly yours,

ACACIA RESEARCH CORPORATION

/s/ Clayton J. Haynes

Clayton J. Haynes

Chief Financial Officer and Treasurer

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